UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  000-26533

CUSIP Number:  57640Q 108

(Check One):

[  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X]  Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR

[  ] Form N-CSR

For Period Ended:  June 30, 2019

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I – REGISTRANT INFORMATION

Full name of registrant:

Mastermind, Inc.

Former name if applicable: CoConnect, Inc.

Address of principal executive office (Street and number):

1450 W. Peachtree Street NW

City, State and Zip Code:

Atlanta, Georgia 30309

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable, without unreasonable effort and expense, to prepare its accounting records and schedules in sufficient time to enable its independent registered public accounting firm to complete its review of the Registrant’s financial statements to be contained in its Quarterly Report on Form 10-Q for the three-month period ended June 30, 2019, due to obtaining a new internal accountant and transitioning to a new printing service and outside chief financial officer service. It is anticipated that the Form 10-Q, along with the unaudited financial statements, will be filed within the five-day extension period.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Daniel A. Dodson	(678) 420-4000
(Name)	(Area Code) (Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒      No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting net income before income taxes of approximately $97,000 on revenues of approximately $1,263,000 for the three month period ended June 30, 2019. The Registrant also anticipates reporting net income before income taxes of approximately $388,000 on revenues of approximately $3,958,000 for the nine month period ended June 30, 2019. This is as compared to net income before income taxes of approximately $248,000 on revenues of approximately $1,460,000 for the three month period ended June 30, 2018; and, as compared to net income before income taxes of approximately $498,000 on revenues of approximately $3,670,000 for the nine month period ended June 30, 2018. A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.

Mastermind, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Daniel A. Dodson
Name:	Daniel A. Dodson
Title:	Chief Executive Officer

Date:  August 15, 2019

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).